                                                                     EXHIBIT 2.1

                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                          ENGINEERING ANIMATION, INC.,

                               EAI VICTORY, INC.

                                      AND

                        VARIATION SYSTEMS ANALYSIS, INC.

                          ---------------------------

                          DATED AS OF AUGUST 19, 1998

                          ---------------------------

                               TABLE OF CONTENTS

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

ARTICLE I. THE MERGER...............................................       1
1.1.    The Merger..................................................       1
1.2.    Closing.....................................................       1
1.3.    Effective Time..............................................       1
1.4.    Effects of the Merger.......................................       1
1.5.    Articles of Incorporation and By-Laws.......................       2
1.6.    Directors and Officers......................................       2
1.7.    Tax and Accounting Consequences.............................       2
ARTICLE II. CONVERSION AND EXCHANGE OF SHARES.......................       2
2.1.    Definitions.................................................       2
2.2.    Total Merger Consideration..................................       2
2.3.    Conversion of Sub Stock.....................................       2
2.4.    Conversion of VSA Stock.....................................       2
2.5.    Exchange of Shares..........................................       3
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF VSA..................       4
3.1.    Corporate Organization......................................       4
3.2.    Capitalization..............................................       4
3.3.    Authority; No Violation.....................................       4
3.4.    Consents and Approvals......................................       5
3.5.    Reports.....................................................       5
3.6.    Compliance with Applicable Law..............................       5
3.7.    Financial Statements........................................       5
3.8.    Absence of Certain Changes or Events........................       5
3.9.    Legal Proceedings and Restrictions..........................       6
3.10.   Taxes and Tax Returns.......................................       6
3.11.   Employee Benefits...........................................       8
3.12.   ESOP........................................................       9
3.13.   Employment and Labor Relations..............................       9
3.14.   Contracts...................................................       9
3.15.   Undisclosed Liabilities.....................................      10
3.16.   Environmental Liability.....................................      10
3.17.   Tangible Assets.............................................      11
3.18.   Real Property...............................................      11
3.19.   Intellectual Property.......................................      11
3.20.   Notes and Accounts Receivable...............................      12
3.21.   Bank Accounts and Powers of Attorney........................      12

3.22.   Guaranties..................................................      12
3.23.   Insurance...................................................      12
3.24.   Service Contracts and Warranties............................      12
3.25.   Certain Relationships.......................................      12
3.26.   S-4 Information.............................................      13
3.27.   Broker's Fees...............................................      13
3.28.   Certain Customer Relationships..............................      13
3.29.   Disclosure..................................................      13
ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF EAI...................      13
4.1.    Corporate Organization......................................      13
4.2.    Capitalization..............................................      13
4.3.    Authority; No Violation.....................................      13
4.4.    Consents and Approvals......................................      14
4.5.    SEC Reports.................................................      14
4.6.    S-4 Information.............................................      14
4.7.    Ownership of Sub; No Prior Activities.......................      14
4.8.    Broker's Fee................................................      15
4.9.    Absence of Certain Changes or Events........................      15
4.10.   Legal Proceedings and Restrictions..........................      15
4.11.   Compliance With Applicable Law..............................      15
4.12.   Intellectual Property.......................................      15
4.13.   Disclosure..................................................      15
ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS................      15
5.1.    Conduct of Business Prior to the Effective Time.............      15
5.2.    VSA Forbearances............................................      16
5.3.    EAI Forbearances............................................      16
ARTICLE VI. ADDITIONAL AGREEMENTS...................................      17
6.1.    Regulatory and Other Matters................................      17
6.2.    Access to Information.......................................      17
6.3.    Stockholders' Approval......................................      17
6.4.    NNM Listing.................................................      17
6.5.    Affiliates..................................................      17
6.6.    Additional Agreements.......................................      17
6.7.    Advice of Changes...........................................      18
6.8.    Takeover Proposals..........................................      18
6.9.    Tax Matters.................................................      18
6.10.   ESOP Committee..............................................      19
6.11.   Termination of ESOP.........................................      19
6.12.   Tax Matters.................................................      19
6.13.   Intellectual Property Assignment............................      19

6.14.   Employment Agreement........................................      19
6.15.   Form 8-K....................................................      19
6.16.   Indemnification.............................................      19
ARTICLE VII. CONDITIONS PRECEDENT...................................      20
7.1     Conditions to Each Party's Obligation To Effect the
        Merger......................................................      20
7.2.    Conditions to Obligations of EAI and Sub....................      20
7.3.    Conditions to Obligations of VSA............................      21
ARTICLE VIII. TERMINATION AND AMENDMENT.............................      21
8.1.    Termination.................................................      21
8.2.    Effect of Termination.......................................      22
8.3.    Amendment; Extension; Waiver................................      22
ARTICLE IX. INDEMNIFICATION.........................................      23
9.1.    Indemnification by Stockholder..............................      23
9.2.    Claims......................................................      23
9.3.    Notice of Third-Party; Assumption of Defense................      23
9.4.    Settlement or Compromise....................................      23
9.5.    Failure of Indemnifying Person to Act.......................      24
9.6.    Limitations on Stockholders Indemnity.......................      24
ARTICLE X. GENERAL PROVISIONS.......................................      24
10.1.   Expenses....................................................      24
10.2.   Notices.....................................................      24
10.3.   Interpretation..............................................      25
10.4.   Counterparts; Facsimile.....................................      25
10.5.   Entire Agreement............................................      25
10.6.   Governing Law...............................................      25
10.7.   Survival....................................................      25
10.8.   Severability................................................      26
10.9.   Publicity...................................................      26
10.10.  Assignment; Third Party Beneficiaries.......................      26
10.11.  Knowledge and Awareness.....................................      26
10.12.  Construction................................................      26
10.13.  Pooling of Interests Accounting; Tax Free Reorganization....      26

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

     AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of August 19, 1998 (the "Agreement"), by and among ENGINEERING ANIMATION, INC., a Delaware corporation ("EAI"), EAI VICTORY, INC., a Michigan corporation and a wholly owned subsidiary of EAI ("Sub") and VARIATION SYSTEMS ANALYSIS, INC., a Michigan corporation ("VSA").

     WHEREAS, the Boards of Directors of EAI and VSA have determined that it is in the best interests of their respective companies and stockholders to consummate the business combination provided for in this Agreement in which Sub, subject to the terms and conditions set forth herein, shall merge with and into VSA (the "Merger") and as a result, VSA shall become a wholly owned subsidiary of EAI.

     WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to establish certain conditions to the Merger.

     WHEREAS, the Stockholder (as defined in Article IX) is the majority stockholder of VSA.

     WHEREAS, as of July 29, 1998, EAI, Sub and VSA entered into an Agreement and Plan of Merger (the "Original Agreement"), and the parties amended and restated the Original Agreement in its entirety pursuant to an Amended and Restated Agreement and Plan of Merger dated as of August 5, 1998 the "Amended Agreement").

     WHEREAS, the parties desire to amend and restate the Amended Agreement in its entirety in the manner provided herein.

     WHEREAS, the Disclosure Schedule delivered by VSA in connection with the Amended shall be deemed to by the Disclosure Schedule delivered by VSA in connection with this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:

                                   ARTICLE I.

                                   THE MERGER

     1.1. The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Michigan Business Corporation Act (the "MBCA"), at the Effective Time (as hereinafter defined), Sub shall merge with and into VSA. VSA shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the "Surviving Corporation"), and shall continue its corporate existence under the laws of the State of Michigan under the name of "Variation Systems Analysis, Inc.". Upon consummation of the Merger, the separate corporate existence of Sub shall terminate.

     1.2. Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m., at the offices of Gardner, Carton & Douglas, 321 North Clark Street, Chicago, Illinois, as soon as practical, but in any event not later than five business days after the satisfaction or waiver of the latest to occur of the conditions set forth in
Article VII, unless extended by mutual agreement of the parties (the actual date of the Closing is referred to herein as the "Closing Date"). The parties anticipate that the Closing shall occur on or before September 30, 1998.

     1.3. Effective Time. Subject to the terms and conditions of this Agreement, the Merger shall become effective as set forth in the certificate of merger in a form mutually agreeable to the parties hereto (the "Certificate of Merger"), which shall be filed with the Secretary of State of the State of Michigan (the "Michigan Secretary") in accordance with the provisions of the MBCA on or, if the parties agree, before the Closing Date. The term "Effective Time" shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

     1.4. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the MBCA.

     1.5. Articles of Incorporation and By-Laws. Subject to the terms and conditions of this Agreement, at the Effective Time, the Articles of Incorporation and By-Laws of VSA shall be amended and restated in the forms attached as Exhibit F and Exhibit G, respectively, and be the Amended and Restated Articles of Incorporation and Amended and Restated By-Laws of the Surviving Corporation, until thereafter amended in accordance with applicable law.

     1.6. Directors and Officers. The directors and officers of Sub immediately prior to the Effective Time shall continue as the directors and officers of the Surviving Corporation, unless and until thereafter changed in accordance with the provisions of the MBCA and the Surviving Corporation's Articles of Incorporation and By-Laws.

     1.7. Tax and Accounting Consequences. EAI and VSA intend that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall constitute a "plan of reorganization" for the purposes of Section 368 of the Code. EAI and VSA also intend that the Merger be accounted for as a pooling of interests pursuant to Opinion No. 16 of the Accounting Principles Board.

                                  ARTICLE II.

                       CONVERSION AND EXCHANGE OF SHARES

     2.1. Definitions. The following terms shall have the following respective meanings for purposes of this Agreement:

     (a) "EAI Common Stock" shall mean each share of the Common Stock, $.01 par value per share, of EAI.


     (b) "EAI Stock Value" shall mean $48.00 per share of EAI Common Stock.


     (c) "Sub Stock" shall mean each share of the common stock, no par value per share, of Sub.

     (d) "VSA Certificate" shall mean each certificate representing any shares of VSA Stock outstanding immediately prior to the Effective Time.

     (e) "VSA Stock" shall mean each share of the common stock, $1.00 par value per share, of VSA, including the common stock of VSA being held pursuant to VSA's Employee Stock Ownership Plan.

     2.2. Total Merger Consideration. The total consideration payable as provided herein to holders of VSA Stock upon consummation of the Merger shall be equal to that amount of EAI Common Stock having an aggregate EAI Stock Value equal to Twenty Six Million and 00/00 U.S. Dollars (U.S. $26,000,000).

     2.3. Conversion of Sub Stock. At the Effective Time, each share of Sub Common Stock issued and outstanding immediately prior thereto shall be converted into one share of common stock, $1.00 par value per share, of the Surviving Corporation.

     2.4. Conversion of VSA Stock. At the Effective Time, by virtue of the Merger and without any action on the part of EAI, Sub, VSA or any stockholder of VSA (the "VSA Stock Conversion"):

     (a) Each share of the VSA Stock issued and outstanding immediately prior to the Effective Time (including, but not limited to, the Bonus Shares (as defined in Section 2.5(d) below)), other than Dissenter's Shares (as defined below), shall be converted into the right to receive shares of EAI Common Stock at the Exchange Ratio. The "Exchange Ratio" shall be determined as follows: each share of VSA Stock shall be exchanged for that number of shares of EAI Common Stock equal to the quotient, carried to six decimal places, of (x) the number obtained by dividing (i) $26,000,000 by (ii) the total of the number of shares of VSA Stock outstanding immediately prior to the Effective Time, divided by (y) the EAI Stock Value. If, prior to the Effective Time, the outstanding shares of EAI Common Stock or VSA Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

     (b) No fractional shares of EAI Common Stock shall be issued, and in lieu thereof, EAI shall pay to each former stockholder of VSA who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the EAI Stock Value by (ii) the fraction of a share (rounded to six decimal places when expressed as an Arabic number) of EAI Common Stock to which such holder would otherwise be entitled to receive pursuant to this
Section 2.4.

     (c) All of the shares of VSA Stock to be converted into EAI Common Stock pursuant to this Article shall no longer be outstanding and shall automatically be canceled and cease to exist at the Effective Time, and each VSA Certificate shall thereafter represent the right to receive (i) a certificate representing the number of whole shares of EAI Common Stock and (ii) cash in lieu of fractional shares into which the shares of VSA Stock represented by such VSA Certificate have been converted.

     (d) Subject to the terms and conditions of this Agreement, shares of VSA Stock with respect to which dissenters rights have been properly demanded in accordance with the MBCA ("Dissenters' Shares") shall not be converted into EAI Common Stock at the Effective Time, but shall be converted into the right to receive from EAI such consideration as is determined to be due and payable with respect to such Dissenters' Shares pursuant to the provisions of the MBCA. VSA shall give EAI (i) prompt notice of any written demands for appraisals, withdrawals or demands for appraisal and any other instruments in respect thereof received by VSA and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal. VSA shall not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of EAI, settle or offer to settle any such demands.

     (e) At the Effective Time, all shares of VSA Stock that are owned by VSA as treasury stock and all shares of VSA Stock that are owned, directly or indirectly, by VSA or EAI or any wholly owned subsidiary of EAI shall be canceled and shall cease to exist, and no stock of EAI or other consideration shall be delivered in exchange therefor. All shares of EAI Common Stock that are owned by VSA shall become treasury stock of EAI.

     (f) After the Effective Time, there shall be no transfers on VSA's stock transfer books of shares of VSA Stock.

     2.5 Exchange of Shares. (a) At or any time after the Closing, each stockholder of VSA shall have the right to deliver to EAI a properly completed letter of transmittal in form reasonably satisfactory to EAI (the "Transmittal Letter") and VSA Certificates representing all of the issued and outstanding shares of VSA Stock owned by such stockholder, other than shares which are Dissenter's Shares, duly endorsed for transfer or accompanied by duly executed stock powers, free and clear of all options, liens, claims, charges, restrictions and other encumbrances of any nature or kind whatsoever, other than federal and state securities law restrictions. Upon proper surrender of a VSA Certificate for exchange and cancellation to EAI, and in accordance with and subject to the other provisions of this Agreement and the Transmittal Letter, the holder of such VSA Certificate shall receive in exchange therefor (i) a certificate representing that number of whole shares of EAI Common Stock to which such holder of VSA Stock shall have become entitled, and (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive. The VSA Certificate so surrendered shall forthwith be canceled. No interest shall be paid or accrued on any cash in lieu of fractional shares payable to holders of VSA Certificates.

     (b) If any certificate representing shares of EAI Common Stock is to be issued in a name other than that in which the VSA Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the VSA Certificate shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to EAI in advance any transfer or other taxes required by reason thereof, or shall establish to the satisfaction of EAI that such tax has been paid or is not payable.

     (c) In the event any VSA Certificate shall have been lost, stolen or destroyed, the person so claiming shall make an affidavit of that fact and indemnify EAI against any claim that may be made against it with respect to such VSA Certificate. Thereafter, EAI shall issue in exchange for such lost, stolen or destroyed VSA Certificate the shares of EAI Common Stock and any cash in lieu of a fractional share deliverable in respect thereof pursuant to this Agreement.

     (d) At the Effective Time, all outstanding warrants, options, phantom stock, convertible securities or any other rights to acquire shares of the capital stock of VSA, if any such rights exist, shall be canceled and extinguished without any conversion thereof or any payment with respect thereto. Notwithstanding the foregoing, however, immediately prior to the Effective Time, VSA shall be entitled to issue 3,498 shares of VSA Stock pursuant to certain stock bonus agreements, which shares shall then be subject to conversion and exchange as provided in Section 2.4 and 2.5 hereof (the "Bonus Shares").

                                  ARTICLE III.

                     REPRESENTATIONS AND WARRANTIES OF VSA

     Except as disclosed by VSA in the disclosure schedule delivered pursuant to this Agreement (the "Disclosure Schedule"), VSA represents and warrants to EAI and Sub as follows:

     3.1. Corporate Organization. (a) VSA and the entities listed in Section 3.1(b) of the Disclosure Schedule that are designated as subsidiaries in such Section ("Subsidiaries") are each a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, which is set forth in Section 3.1(b) of the Disclosure Schedule. VSA and each subsidiary have the corporate power and authority to own or lease all of their respective properties and assets and to carry on their respective business as it is now being conducted, and is duly licensed or qualified to do business and are in good standing in each jurisdiction in which the nature of the business conducted by them or the character or location of the properties and assets owned or leased by them makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a material adverse effect on the business, properties, operations or financial condition (a "Material Adverse Effect") of VSA and its Subsidiaries, taken as a whole. Correct and complete copies of the Articles of Incorporation and By-Laws of VSA and the charter documents and By-Laws of each Subsidiary, as in effect on the date of this Agreement, have been made available to EAI by VSA. For purposes of this Article III and Article VI, each reference to VSA shall also include each Subsidiary, unless the context requires otherwise.

     (b) Except as set forth in Section 3.1(b) of the Disclosure Schedule, VSA does not own of record or beneficially, directly or indirectly, (i) any shares of outstanding capital stock or securities convertible into capital stock of any other corporation or (ii) any participating interest in any partnership, limited liability company, joint venture or other non-corporate business.

     3.2. Capitalization. The authorized capital stock of VSA consists of 100,000 shares of common stock, $1.00 par value per share, of which 69,970 shares are issued and outstanding as of the date hereof and 73,468 shares will be issued and outstanding as of the Effective Time. No shares of VSA Stock are held in VSA's treasury and no shares of VSA Stock are reserved for issuance other than the Bonus Shares. All of the issued and outstanding shares of VSA Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Other than the Bonus Shares and the ESOP (as defined in Section 3.12), VSA does not have and is not bound by any outstanding subscriptions, options, convertible securities, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of its capital stock.

     3.3. Authority; No Violation. (a) VSA has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of VSA. Except for the adoption of this Agreement by the requisite vote of holders of the issued and outstanding shares of VSA Stock, no other corporate proceedings on the part of VSA are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by VSA and Stockholder and constitutes a valid and binding obligation of VSA and Stockholder, enforceable against VSA and Stockholder in accordance with its terms.

     (b) The execution and delivery of this Agreement by VSA, the consummation by VSA of the transactions contemplated hereby, and the compliance by VSA with the terms or provisions hereof, shall not (i) violate any provision of the Articles of Incorporation or By-Laws of VSA, (ii) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to VSA or any of its properties or assets, or (iii) violate, conflict with, breach any provision of or result in the loss of any benefit or the increase in the amount of any liability or obligation under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any liens, pledges, charges, encumbrances or security interests of any nature or kind (collectively, "Liens") upon any of the properties or assets of VSA under any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which VSA is a party, or by which it or any of its properties or assets may be bound or affected, which, in any such case, would have a Material Adverse Effect on VSA.

     3.4. Consents and Approvals. Except for (i) the filing of Certificate of Merger with the Michigan Secretary pursuant to the MBCA, (ii) the approval of this Agreement by the requisite vote of the holders of VSA Stock, and (iii) the filing with the Securities and Exchange Commission (the "SEC") and declaration of effectiveness of a Registration Statement on Form S-4 (the "S-4"), no consent, approval or authorization of, or withholding of objection on the part of, or filing, registration or qualification with, or notice to (collectively, the "Consents") any court, administrative agency, commission or other governmental authority or instrumentality, whether Federal, state, local or foreign (each a "Governmental Authority"), or with any third party are necessary in connection with the execution and delivery by VSA of this Agreement and the consummation by VSA of the Merger and the other transactions contemplated by this Agreement, except where the failure to obtain the same would not have a Material Adverse Effect on VSA.

     3.5. Reports. Except in each case where failure to do so would not have a Material Adverse Effect on VSA, VSA has timely filed all reports, registrations and statements required to be filed since January 1, 1995 with any Governmental Authority and has paid all fees and assessments due and payable in connection therewith. No Governmental Authority has initiated any proceeding or, to the best knowledge of VSA, investigation into the business or operations of VSA.

     3.6. Compliance with Applicable Law. VSA holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business except where failure to hold the same would not have a Material Adverse Effect on VSA. VSA has complied with and is not in default under any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction of any Governmental Authority applicable to VSA, except where the failure to be in compliance would not have a Material Adverse Effect on VSA.

     3.7. Financial Statements. VSA has previously provided EAI with correct and complete copies of the unaudited balance sheets of VSA as of June 30, 1995, 1996, 1997 and 1998 and the related unaudited statements of income and retained earnings and cash flows for the fiscal years ended June 30, 1995, 1996, 1997 and 1998 (collectively, the "VSA Financial Statements"). The VSA Financial Statements fairly present in all material respects the financial position of VSA as of the dates thereof, and the results of operations and cash flows of VSA for the respective fiscal periods or as of the respective dates thereof. Each of the VSA Financial Statements, including the notes thereto, has been, or shall be, prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except that the same are not audited and do not contain any required footnotes.

     3.8. Absence of Certain Changes or Events. (a) Since June 30, 1998, (i) VSA has not incurred any material liability that is not disclosed in the VSA Financial Statements, (ii) no event has occurred which, individually or in the aggregate, would have a Material Adverse Effect on VSA, and (iii) VSA has carried on its business in the ordinary and usual course.

     (b) Since June 30, 1998, VSA has not (i) increased in any material respect the salaries, wages, or other compensation, or pensions, fringe benefits or other perquisites payable to any director, executive officer or other management employee or to any non-management employee (except to the extent customary and consistent with past practice), or (ii) granted any severance or termination pay, or (iii) paid or accrued any bonuses or commissions (except to the extent customary and consistent with past practice), or (iv) suffered any strike, work stoppage, slowdown, or other labor disturbance which would, either individually or in the aggregate, result in a Material Adverse Effect on VSA.

     3.9. Legal Proceedings and Restrictions. (a) There are no actions, suits, proceedings or, claims pending, or to the knowledge of VSA, threatened against or affecting VSA at law or in equity or before any Governmental Authority.

     (b) There is no judgment, order, writ, decree, injunction or regulatory restriction imposed upon VSA or its assets which has not been satisfied and which could reasonably be expected to have, a Material Adverse Effect on VSA.

     3.10. Taxes and Tax Returns.

          (a) (i) VSA (which term for purposes of this Section 3.10 shall include any former subsidiaries of VSA for periods during which they were owned) has filed correct and complete Returns in respect of Taxes required to be filed; all Taxes shown on such Returns or otherwise known by VSA to be due or payable by VSA have been paid; no adjustment relating to any such Return has been proposed in writing by any Governmental Authority, except proposed adjustments that have been resolved prior to the date hereof; and there are no outstanding summons, subpoenas or written requests for information with respect to any such Returns or the Taxes reflected thereon. To VSA's knowledge, there is no reasonable basis for imposing any additional Taxes on it other than the Taxes shown on such Returns. There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which VSA is subject and, to VSA's knowledge, VSA is not under audit by any Governmental Authority for any Tax. There are no Tax liens on any assets of VSA other than liens for Taxes not yet due or payable;

          (ii) VSA has paid, on the basis of VSA's good faith estimate of the required installments, all estimated Taxes required to be paid under
     Section 6655 of the Code or any comparable provision of state, local or foreign law; and all Taxes which shall be due and payable for any period or portion thereof ending on or prior to the Closing Date shall have been paid or shall be reflected on VSA's books as an accrued Tax liability, either current or deferred. All Taxes required to be withheld, collected or deposited by VSA during any taxable period for which the applicable statute of limitations on assessment remains open have been timely withheld, collected or deposited and, to the extent required, have been paid to the relevant Governmental Authority;

          (iii) For each taxable period for which the statute of limitations on assessment remains open, VSA has not (A) been either a common parent corporation or a member corporation of an affiliated group of corporations filing a consolidated Federal income tax return, or (B) acquired any corporation that filed a consolidated Federal income tax return with any other corporation that was not also acquired by VSA; and no other entity that was included in the filing of a Return with VSA on a consolidated, combined, or unitary basis has left VSA's consolidated, combined or unitary group in a taxable year for which the statute of limitations on assessment remains open. VSA has not been at any time a member of any partnership, limited liability company or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Tax potentially applicable as a result of such membership or holding has not expired;

          (iv) No consent under Section 341(f) of the Code has been filed with respect to VSA; and

          (v) There is no significant difference on the books of VSA between the amounts of the book basis and the tax basis of assets (net of liabilities) that is not accounted for by an accrual on the books for Federal income tax purposes.

     (b) VSA:

          (i) Does not have any property that is or will be required to be treated as being owned by another person under the provisions of Section 168(f)(8) of the Code (as in effect prior to amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Section 168 of the Code;

          (ii) Does not have any Tax sharing or allocation agreement or arrangement (written or oral), does not owe any amount pursuant to any Tax sharing or allocation agreement or arrangement, and will not have any liability in respect to any Tax sharing or allocation agreement or arrangement with respect to any entity that has been sold or disposed of;

          (iii) Was not acquired in a qualified stock purchase under Section 338(d)(3) of the Code and no elections under Section 338(g) of the Code, protective carryover basis elections, offset prohibition elections or other deemed or actual elections under Section 338 are applicable to VSA;

          (iv) Is not and has not been subject to the provisions of Section 1503(d) of the Code related to "dual consolidated loss" rules;

          (v) Is not a party to any agreement, contract or arrangement that would result, individually or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code by reason of the Merger;

          (vi) Does not have any income reportable for a period ending after the Closing Date but attributable to an installment sale occurring in or a change in accounting method made for a period ending on or prior to the Closing Date which resulted in a deferred reporting of income from such transaction or from such change in accounting method (other than a deferred intercompany transaction), or deferred gain or loss arising out of any deferred intercompany transaction;

          (vii) Does not have any unused net operating loss, unused net capital loss, unused tax credit, or excess charitable contribution for Federal income tax purposes;

          (viii) Is not a United States real property holding corporation as defined in Section 897 of the Code ("USRPHC") and as of the Closing has not been a USRPHC for the five year period immediately preceding the Closing Date;

          (ix) No withholding of Taxes by EAI will be required in this transaction under Sections 3406 or 1445 of the Code or any other provision of the Code or state, local or foreign law and VSA will provide any required certificates to avoid any such withholding; and

          (x) Is not a Small Business Corporation ("S" Corporation) as defined in Section 1361(a) of the Code.

     (c) For purposes of this Agreement:

          (i) "Returns" means any and all returns, reports, information returns and information statements with respect to Taxes required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.

          (ii) "Tax" or "Taxes" means any and all taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any Governmental Authority, including income, franchise, net worth, profits, gross receipts, minimum alternative, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, Medicare, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, customs duties, imposts, charges, levies or other similar assessments of any kind, and interest, penalties and additions to tax imposed with respect thereto.

     3.11. Employee Benefits.

     (a) VSA (which for purposes of this Section 3.11 shall include any ERISA Affiliate (as hereinafter defined)) has not at any time within the past three years, maintained, administered or contributed to any pension, profit-sharing, thrift or 401(k), disability, medical, dental, health, life (including any individual life insurance policy), death benefit, group insurance or any other welfare plan, bonus, incentive, deferred compensation, stock purchase, stock option, severance plan, salary continuation, vacation, holiday, sick leave, fringe benefit, personnel policy, or similar plan, trust, program, policy, commitment or arrangement whether or not covered by Employee Retirement and Income Security Act of 1974, as amended ("ERISA") and whether or not funded or insured and whether written or oral (hereinafter referred to as the "VSA Plans"), which would result in EAI, VSA or the Surviving Corporation having any material liabilities, whether direct or indirect.

     (b) VSA has made available to EAI correct and complete copies of (i) each VSA Plan document, amendments thereto and board resolutions adopting such plans and amendments, (ii) each current summary plan description, (iii) any and all agreements, insurance policies and other documents related to any VSA Plan, (iv) the most recent determination letter from the Internal Revenue Service (the "IRS") for each VSA Plan (as applicable), and (v) the three most recent Annual Reports -- Form 5500 (including accompanying schedules) and summary annual reports for each VSA Plan.

     (c) (i) Each VSA Plan and VSA have at all times complied in all material respects with the applicable requirements of ERISA, the Code and any other applicable law (including regulations and rulings thereunder), and the VSA Plans have at all times been properly administered in all material respects in accordance with all such laws, including reporting and disclosure requirements under ERISA and the Code, and with the terms of each applicable plan document,
(ii) each of the VSA Plans intended to be "qualified" within the meaning of Code
Section 401(a) is so qualified and, to VSA's knowledge, no facts exist that would reasonably be expected to affect adversely such "qualified" status, (iii) no VSA Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), for current or former employees following their retirement or other termination of service, other than coverage mandated by applicable statutes or death benefits or retirement benefits under any "employee pension plan" (as such term is defined in ERISA Section 3(2)), (iv) there has not occurred nor, to the knowledge of VSA, is any person contractually bound to enter into any non-exempt "prohibited transaction" within the meaning of Code Section 4975 or ERISA Section 406 with respect to a VSA Plan, (v) VSA has not engaged in a transaction which would subject it to either a civil penalty under ERISA Section 409 or a tax under Code Section 4976, (vi) there are no pending, or, to VSA's knowledge, threatened claims (other than routine claims for benefits) by, on behalf of or against VSA, any of the VSA Plans or any trusts related thereto, (vii) VSA has made or caused to be made on a timely basis any and all contributions, premiums and other amounts due and owing under the terms of any VSA Plan or as otherwise required by applicable law with respect to a VSA Plan, (viii) VSA has in all respects complied with Code Section 4980B and other applicable laws concerning the continuation of employer-provided health benefits following a termination of employment or any other event that would otherwise terminate such coverage, (ix) VSA has in all respects complied with Section 9801 of the Code concerning the portability of employee health coverage, (x) VSA has not at any time maintained, administered or contributed to any plan subject to ERISA Title IV, and (xi) VSA has not at any time participated in, made contributions to or had any other liability with respect to a "multiemployer plan" under ERISA Section 4001, a "multiple employer plan" under Code Section 413(c), or a "multiple employer welfare arrangement" under ERISA Section 3(40).

     (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (other than as provided in Section 6.10) will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or employee of VSA, (ii) increase in any material respect any benefits otherwise payable under any VSA Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

     (e) There are no actions, claims or audits pending or, to VSA's knowledge, threatened with respect to any VSA Plan (other than claims for benefits in the ordinary course) that will create any liability or obligation for the Surviving Corporation with respect to any VSA Plan participant, beneficiary, alternate payee or other claimant, or with respect to any Governmental Authority, including, but not limited to, the IRS, the Department of Labor and the Pension Benefit Guaranty Corporation.

     (f) For purposes of this Agreement, "ERISA Affiliate" means VSA and (i) any corporation that is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code of which VSA is a member, (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code of which VSA is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Code of which VSA, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member.

     3.12. ESOP.

     (a) Comerica Bank constitutes the sole trustee (the "ESOP Trustee") of the Variation Systems Analysis, Inc. Employee Stock Ownership Plan (the "ESOP"), and Trustee has been duly appointed a Trustee of the ESOP.

     (b) The ESOP has been duly adopted by the Board of Directors of VSA and executed on behalf of VSA and the ESOP Trustee. The ESOP meets all requirements of an "employee stock ownership plan" as defined in Section 4975(e)(7) of the Code, and the ESOP trust is a trust duly formed in accordance with its trust agreement and Michigan law, and is validly existing under the laws of the State of Michigan.

     (c) The ESOP Trustee is the sole registered owner of 6243.78 shares of VSA Stock, not in its individual capacity, but solely in its capacity as ESOP Trustee.

     (d) There is no "Qualified Loan" (as defined in the ESOP) outstanding.

     3.13. Employment and Labor Relations. To the knowledge of VSA, no executive, key employee or group of employees has any plans to terminate its or their employment with VSA. There are no charges, complaints, investigations or litigation currently pending, or to the knowledge of VSA threatened against VSA, relating to alleged employment discrimination, unfair labor practices, equal pay discrimination, affirmative action noncompliance, occupational safety and health, breach of employment contract, employee benefit matters, wrongful discharge or other employment-related matters, which, if determined adversely to VSA would have a Material Adverse Effect on VSA. There are no outstanding orders or charges against VSA under any applicable occupational safety and health laws in any jurisdiction in which VSA conducts business which would result in a Material Adverse Effect on VSA. All levies, assessments and penalties made against VSA pursuant to any applicable workers' compensation legislation in any jurisdiction in which VSA conducts business have been paid by VSA. VSA is not a party to any contracts with any labor union or employee association nor has VSA made commitments to or conducted negotiations with any labor union or employee association with respect to any future contracts. VSA is not aware of any current attempts to organize or establish any labor union or employee association with respect to any employees of VSA, and there is no existing or pending certification of any such union with regard to a bargaining unit.

     3.14. Contracts. Section 3.14 of the Disclosure Schedule lists or describes the following contracts, agreements, licenses, permits, arrangements, commitments or understandings (whether written or oral) which are currently in effect or which will, without any further action on the part of VSA become effective in the future, to which VSA is a party (collectively, the "VSA Contracts"):

     (a) any agreement for the lease of personal property or real property to or from any person or entity that individually involves an expenditure by the lessee of in excess of $10,000 in any one year;

     (b) any agreement for the purchase, sale or distribution of products, materials, commodities, supplies or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year or involve consideration payable by any party in excess of $10,000 in any one year;

     (c) any agreement creating, governing or providing for an investment or participation in a partnership, limited liability company or joint venture;

     (d) any agreement under which VSA has created, incurred, assumed or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, or under which VSA has imposed a Lien on any of its assets;

     (e) any agreement outside the ordinary course of business imposing any obligations on VSA of confidentiality or noncompetition;

     (f) any written agreement with any director, officer, employee or stockholder of VSA or any of their affiliates;

     (g) any pension, profit sharing, thrift or 401(k), bonus, incentive, deferred compensation, stock purchase, stock option, severance, salary continuation or other material plan or arrangement for the benefit of current or former directors, officers or employees;

     (h) any agreement for the employment of any individual on a full-time, part-time, consulting or other basis which is not terminable by VSA upon thirty
(30) days' notice or less without payment of any termination fee, severance or other penalty by VSA;

     (i) any agreement relating to any Intellectual Property (as that term is defined in Section 3.18) used by VSA and which is material to the conduct of its business, or that is licensed by VSA for use by others;

     (j) any agreement under which the consequences of a default, termination or acceleration would have a Material Adverse Effect on VSA; or

     (k) any other agreement the performance of which involves consideration payable by VSA in excess of $10,000 in any one year.

     VSA has made available to EAI a correct and complete copy of each VSA Contract. Except as set forth in Section 3.14 of the Disclosure Schedule, (i) each VSA Contract is legal, valid, binding, enforceable in accordance with its terms and in full force and effect, (ii) the consummation of the Merger will not cause a breach or termination of any VSA Contract nor effect a change in any of the terms of any VSA Contract which, in any such case, would have a Material Adverse Effect on VSA, (iii) VSA is not, and, to VSA's knowledge, no other party is, in breach or default in any material respect of any VSA Contract and no event has occurred which with notice or lapse of time, or both, would constitute a breach or default by VSA that would result in or permit termination, modification or acceleration under any VSA Contract, and (iv) VSA has not, and, to VSA's knowledge, no other party has, repudiated any provision of any VSA Contract.

     3.15. Undisclosed Liabilities. Except for liabilities (i) that are fully reflected or reserved against on the June 30, 1998 balance sheet of VSA included in the VSA Financial Statements (the "1998 Balance Sheet") or (ii) that were incurred in the ordinary course of business consistent with past practice since June 30, 1998, or (iii) that are fully reflected or reserved against in the VSA Financial Statements, VSA has not incurred any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

     3.16. Environmental Liability.

     (a) VSA has not received any notice, and does not otherwise have knowledge, of any claim, and no proceeding has been instituted raising any claim, against VSA or any of the real properties now or formerly owned, leased or operated by VSA or other assets of VSA, alleging any material damage to the environment or violation of any Environmental Laws;

     (b) VSA does not have knowledge of any facts which would give rise to any claim, public or private, of violation in any material respect of Environmental Laws or material damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by VSA or to other assets of VSA or their use;

     (c) VSA has not stored or released any Hazardous Materials on real properties now or formerly owned, leased or operated by it or disposed of any Hazardous Materials, in each case in a manner contrary in any material respect to any Environmental Laws; and

     (d) All buildings on all real properties now owned, leased or operated by VSA are in compliance with applicable Environmental Laws, except where the failure to comply would not reasonably be expected to result in a Material Adverse Effect on VSA.

     (e) For purposes of this Agreement,

          (i) "Environmental Laws" means any and all Federal, state, county, local and foreign laws, statutes, codes, ordinances, rules, regulations, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes, air emissions and discharges to waste or public systems; and

          (ii) "Hazardous Material" means any and all "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants" or words of similar import, under any of the Environmental Laws.

     3.17. Tangible Assets. VSA has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, shown on the 1998 Balance Sheet or acquired after the date thereof, except for properties and assets disposed of in the ordinary course of business, free and clear of all Liens. VSA owns or leases pursuant to a VSA Contract all buildings, machinery, equipment and other tangible assets material to the conduct of its business as presently conducted. Each such tangible asset is free from defects (patent and latent) other than defects that do not individually or in the aggregate materially impair its value or intended use, has been maintained in accordance with normal industry practice, is in reasonably good operating condition and repair (subject to normal wear and tear). Section 3.17 of the Disclosure Schedule contains a schedule of such tangible assets owned or leased by VSA that have a value in excess of $10,000.

     3.18. Real Property. VSA does not own any real property. Section 3.18 of the Disclosure Schedule lists and describes briefly all real property leased or subleased to VSA. VSA has made available to EAI correct and complete copies of each such lease and sublease. Except as set forth in Section 3.18 of the Disclosure Schedule:

     (a) each such lease or sublease is legal, valid, binding, enforceable and in full force and effect;

     (b) the consummation of the transactions contemplated hereby will neither cause the termination of each such lease or sublease nor effect a change in any of its terms;

     (c) VSA is not, and, to the knowledge of VSA, no other party to such lease or sublease is, in breach or default in any material respect, and no event has occurred which, with notice or lapse of time, or both, would constitute a breach or default by VSA that would permit termination, modification or acceleration thereunder;

     (d) neither VSA nor, to the knowledge of VSA, any other party to each such lease or sublease has repudiated or disputed any provision thereof;

     (e) VSA has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any leasehold or subleasehold.

     3.19. Intellectual Property. (a) Section 3.19 of the Disclosure Schedule identifies each patent, trademark, service mark, trade name, assumed name, copyright, trade secret, license to or from third parties with respect to any of the foregoing, applications to register or registrations of any of the foregoing or other intellectual property rights which are material to the business of VSA and are owned or used by or have been issued to VSA (collectively the "Intellectual Property"). VSA has made available correct and complete copies of all patents, trademarks, copyrights, registrations, licenses, permits, agreements and applications related to the Intellectual Property to EAI and correct and complete copies of all other written documentation evidencing ownership of or the right to use each such item. Except as set forth in Section 3.19 of the Disclosure Schedule:

          (i) VSA possesses all right, title and interest in and to the Intellectual Property, free and clear of any Lien or other restriction;

          (ii) the legality, validity, enforceability, ownership or use of the Intellectual Property is not currently being challenged, nor to the knowledge of VSA is there any reasonable basis for any such challenge;

          (iii) VSA has taken all necessary action to maintain the patents listed on Section 3.19 of the Disclosure Schedule in effect and will continue to maintain those rights in effect prior to the Closing so as not to affect materially the validity or enforcement thereof; and

          (iv) the Intellectual Property will be owned or available for use by the Surviving Corporation immediately subsequent to the Closing on the same terms and conditions (except as contemplated by the Intellectual Property Assignment described in Section 6.12) as in effect immediately prior to the Closing and the transactions contemplated by this Agreement will have no Material Adverse Effect on VSA's rights, title and interest in and to any of the rights set forth in Section 3.19 of the Disclosure Schedule.

     (b) To the knowledge of VSA, (i) VSA has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties, nor is VSA currently interfering with, infringing upon, misappropriating or otherwise coming into conflict with any intellectual property rights of third parties, in each case in any manner which would have a Material Adverse Effect on VSA and (ii) to VSA's knowledge, no third party has, in the past three years, interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of VSA that would result in a Material Adverse Effect on VSA, nor, to VSA's knowledge, is any third party currently interfering with, infringing upon, misappropriating or otherwise coming into conflict with any Intellectual Property rights of VSA.

     3.20. Notes and Accounts Receivable. All notes and accounts receivable of VSA have arisen in the ordinary course of business, and to the knowledge of VSA are not subject to any setoff or counterclaim and are collectible, subject only to the reserve for bad debts, if any, established in accordance with the past practice of VSA.

     3.21. Bank Accounts and Powers of Attorney. Section 3.21 of the Disclosure Schedule sets forth a list of all accounts and deposit boxes maintained by VSA at any bank or other financial institution and the names of the persons authorized to effect transactions in such accounts and with access to such boxes. There are no outstanding powers of attorney executed on behalf of VSA.

     3.22. Guaranties. VSA is not a guarantor or otherwise is liable for any indebtedness, liability or other obligation of any other person or entity.

     3.23. Insurance. Section 3.24 of the Disclosure Schedule lists each insurance policy and self-insurance arrangement to which VSA is a party, a named insured or otherwise the beneficiary of, specifying the insurer, type of insurance, policy number and pending claims thereunder with respect to VSA. VSA is in compliance in all material respects with all conditions contained in such policies.

     3.24. Service Contracts and Warranties. VSA is not a party to any service contract pursuant to which any material services are provided by VSA to a third party. Section 3.24 of the Disclosure Schedule includes copies of the standard terms and conditions of all product warranties and service or maintenance contracts currently granted or entered into by VSA.

     3.25. Certain Relationships. No stockholder, director, officer or, to VSA's knowledge, employee of VSA (i) is, or controls, or is an employee of any competitor, supplier, customer or lessor or lessee of VSA, or (ii) is indebted to VSA in an amount in excess of $10,000 in any individual case, or (iii) owns any asset, tangible or intangible, which is used in the business of VSA, other than assets that are immaterial in value; and VSA has not entered into any transaction (including the furnishing of goods or services) with any stockholder, director, officer, employer or other affiliate, except on terms and conditions no less favorable to VSA than would be obtained in a comparable arm's-length transaction with a third party.

     3.26. S-4 Information. None of the written information to be supplied by VSA for inclusion in the S-4 will, at the time the S-4 is filed with the SEC, at any time it is amended or supplemented, at the time it becomes effective under the Securities Act of 1933, as amended (the "Securities Act"), or at the Closing Date, contains any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Notwithstanding the foregoing, VSA makes no representation or warranty with respect to statements made in the S-4 based on written information supplied by EAI specifically for inclusion therein.

     3.27. Broker's Fees. Neither VSA nor any of its directors, officers or employees has employed any person or entity as a broker, finder or agent or incurred any liability for any broker's fees, finder's fees or other commission in connection with the Merger or the related transactions contemplated by this Agreement.

     3.28. Certain Customer Relationships. Section 3.38 of the Disclosure Schedule contains a complete and accurate list of VSA's ten largest customers (in terms of dollar sales by VSA) for the fiscal year ending June 30, 1998 (the "Primary Customers"), together with the total dollar amount of all sales by VSA to such Primary Customers during such period. VSA has not received any written notice that any Primary Customer intends to reduce in any material respect the dollar amount of sales by VSA in the year ending June 30, 1999 from the year ended June 30, 1998.

     3.29. Disclosure. No representation or warranty by VSA contained in this Agreement (including the Disclosure Schedule and the Exhibits referred to herein), or in any certificate furnished or to be furnished by VSA to EAI in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to make the statements herein or therein not misleading.

                                  ARTICLE IV.

                     REPRESENTATIONS AND WARRANTIES OF EAI

     EAI represents and warrants to VSA and Stockholder as follows:

     4.1. Corporate Organization. EAI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. EAI has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified could not have a Material Adverse Effect on EAI and its subsidiaries, taken as a whole. Correct and complete copies of the Certificate of Incorporation and By-Laws of EAI, as in effect as of the date of this Agreement, have been made available to VSA by EAI.

     4.2. Capitalization. The authorized capital stock of EAI consists of 60,000,000 shares of EAI Common Stock, of which as of May 11, 1998, 10,213,195 shares were issued and outstanding, and 20,000,000 shares of preferred stock, $.01 par value per share, none of which is issued and outstanding. All of the issued and outstanding shares of EAI Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The shares of EAI Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

     4.3. Authority; No Violation. (a) EAI has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of EAI. No other proceedings or approvals on the part of EAI are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by EAI and constitutes a valid and binding obligation of EAI, enforceable against EAI in accordance with its terms.

     (b) The execution and delivery of this Agreement by EAI, the consummation by EAI of the transactions contemplated hereby, and the compliance by EAI with the terms or provisions hereof, will not (i) violate any provision of the Certificate of Incorporation or By-Laws of EAI, (ii) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to EAI or any of its properties or assets, or (iii) violate, conflict with, breach any provision of or result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of EAI under any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which EAI is a party, or by which it or any of its properties or assets may be bound or affected.

     4.4. Consents and Approvals. Except for (i) the filing of Certificate of Merger with the Michigan Secretary pursuant to the MBCA, the filing with the SEC and declaration of effectiveness of the S-4 and (ii) the filings and authorizations necessary to list the shares of EAI Common Stock issued pursuant to this Agreement on the Nasdaq Stock Market National Market ("NNM"), no Consents from any Governmental Authority or any third party are necessary in connection with the execution and delivery by EAI of this Agreement and the consummation by EAI of the Merger and the other transactions contemplated by this Agreement.

     4.5. SEC Reports. The annual report on Form 10-K of EAI for the fiscal year ended December 31, 1997, as filed under the Securities Exchange Act of 1934 ("Exchange Act"), and all other reports and proxy statements filed or required to be filed by EAI subsequent to such report (collectively, the "EAI SEC Documents"), have been duly and timely filed by EAI, complied in all material respects with all requirements under the Exchange Act and the rules and regulations promulgated thereunder, were true and correct in all material respects as of the dates at which the information was furnished, and contained no untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. The financial statements of EAI included in the EAI SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of interim financial statements, as permitted by Forms 10-Q or 8-K of the SEC) consistently applied during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of EAI as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments). Except as set forth in the EAI SEC Documents or as incurred in the ordinary course of business since the date of the most recent EAI SEC Documents. EAI does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a balance sheet of EAI which would have a Material Adverse Effect on EAI.

     4.6. S-4 Information. None of the information that EAI will include or incorporate by reference in the S-4 will, at the time the S-4 is filed with the SEC, at any time it is amended, supplemented, or at the time it becomes effective under the Securities Act or at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, EAI makes no representation or warranty with respect to statements made in the S-4 based on written information supplied by VSA specifically for inclusion therein.

     4.7. Ownership of Sub; No Prior Activities.

     (a) Sub was formed for the purpose of engaging in the transactions contemplated by this Agreement.

     (b) As of the Effective Time, all of the outstanding capital stock of Sub will be owned directly by EAI. As of the Effective Time, there will be no options, warrants or other rights (including registration rights), agreements, arrangements or commitments to which Sub is a party of any character relating to the issued or unissued capital stock of, or other equity interests in, Sub or obligating Sub to grant, issue or sell any shares of the capital stock of, or other equity interests in, Sub, by sale, lease, license or otherwise. There are no obligations, contingent or otherwise, of Sub to repurchase, redeem or otherwise acquire any shares of the capital stock of Sub.

     (c) As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Sub has not and will not have incurred, directly or indirectly, through any affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

     4.8. Broker's Fees. Neither EAI nor any of its directors, officers or employees has employed any person or entity as a broker, finder or agent or incurred any liability for any broker's fees, finder's fees or other commission in connection with the Merger or the related transactions contemplated by this Agreement.

     4.9. Absence of Certain Changes or Events. Since December 31, 1997, except as disclosed in the EAI SEC Documents, no event has occurred which would have a Material Adverse Effect on EAI.

     4.10. Legal Proceedings and Restrictions. There are no actions, suits, proceedings or claims that require disclosure by EAI pursuant to Item 103 of Regulation S-K promulgated under the Exchange Act.

     4.11. Compliance With Applicable Law. EAI has complied with and is not in default under any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction of any Governmental Authority applicable to EAI, except where the failure to be in compliance would not have a Material Adverse Effect on EAI.

     4.12. Intellectual Property. To the knowledge of EAI, (a) EAI has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties, nor is EAI currently interfering with, infringing upon, misappropriating or otherwise coming into conflict with any intellectual property rights of third parties, in each case in any manner which would have a Material Adverse Effect on EAI, and (b) to EAI's knowledge, no third party has, in the past three years, interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of EAI that would result in a Material Adverse Effect on EAI, nor, to EAI's knowledge, is any third party currently interfering with, infringing upon, misappropriating or otherwise coming into conflict with any intellectual property rights of EAI.

     4.13. Disclosure. No representation or warranty by EAI contained in this Agreement, or in any certificate furnished or to be furnished by EAI to VSA or Stockholder in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to make the statements herein or therein not misleading.

                                   ARTICLE V.

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     5.1. Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, VSA shall (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use its reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and employees and (iii) take no action which would materially and adversely affect or delay the ability of VSA or EAI to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, EAI shall take no action which would materially and adversely affect or delay the ability of VSA or EAI to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement.

     5.2. VSA Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, VSA shall not, without the prior written consent of EAI:

     (a) incur any indebtedness for borrowed money (except pursuant to existing funded debt agreements described in Section 3.14 of the Disclosure Schedule), assume, guarantee, endorse or otherwise as an accommodation, become responsible for the obligations of any other individual, partnership, limited liability company, corporation or other entity (collectively, "Person"), or make any loan or advance;

     (b) (i) adjust, split, combine or reclassify any capital stock; (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, (iii) grant any Person any right to acquire any shares of its capital stock, or (iv) issue any additional shares of capital stock other than the Bonus Shares;

     (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any Person, or cancel or release any indebtedness or claims owed to or held by VSA or by any Person, except in the ordinary course of business consistent with past practice;

     (d) make any investment in any Person by purchase of securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person;

     (e) except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any VSA Contract, or change any terms in any VSA Contract, other than renewals or changes in immaterial terms thereof;

     (f) increase in any material respect the compensation or fringe benefits of any of its directors, officers or employees other than in the ordinary course of business consistent with past practice, pay any pension or retirement allowance not required by any existing plan or agreement to any of the foregoing, or become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any of the foregoing;

     (g) settle any claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

     (h) take any action that would prevent or impede the Merger from qualifying
(i) for "pooling of interests" accounting treatment, or (ii) as a reorganization within the meaning of Section 368 of the Code;

     (i) amend its Articles of Incorporation or By-Laws; or

     (j) take any action that is intended or may reasonably be expected to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) any violation of any provision of this Agreement, except, in each case, as may be required by applicable law.

     5.3. EAI Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, EAI shall not, without the prior written consent of VSA:

     (a) make, declare or pay any cash dividend or other cash distribution on any shares of its capital stock;

     (b) sell, transfer, mortgage, encumber or otherwise dispose of substantially all of its properties or assets;

     (c) merge, amalgamate, consolidate or enter into a share exchange (or cause or permit any of its subsidiaries to merge, amalgamate, consolidate or enter into a share exchange) with any other Person, except, in any such case, in connection with the acquisition by EAI or a subsidiary of EAI of the stock and/or assets of any Person; provided, however, in no event shall EAI issue an aggregate amount of shares as a result of such transactions in excess of the number of shares outstanding as of the date hereof;

     (d) take any action that would prevent or impede the Merger from qualifying
(i) for "pooling of interests" accounting treatment, or (ii) as a reorganization within the meaning of Section 368 of the Code;

     (e) amend its Articles of Incorporation or By-Laws in any manner which would effect the EAI Common Stock; or

     (f) take any action that is intended or may reasonably be expected to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) any violation of any provision of this Agreement, except, in each case, as may be required by applicable law.

                                  ARTICLE VI.

                             ADDITIONAL AGREEMENTS

     6.1. Regulatory and Other Matters. (a) EAI, with the cooperation of VSA, shall promptly prepare and file the S-4 with the SEC and use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain its effectiveness through the Closing Date. VSA shall, upon request, furnish EAI with all information or documents concerning VSA and its directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the S-4. EAI shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" qualifications, permits and approvals required to carry out the transactions contemplated by this Agreement, and VSA shall furnish all information concerning VSA and the holders of VSA Stock as may be reasonably requested by EAI in connection with such qualifications, permits and approvals.

     (b) The parties shall cooperate with each other and use their reasonable best efforts to prepare and file promptly all necessary documentation to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of Governmental Authorities and third parties which are necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement, and the parties shall keep each other apprised of the status of matters relating to completion of the transactions contemplated herein.

     6.2. Access to Information. Subject to the existing confidentiality agreement between EAI and VSA, upon reasonable notice, VSA shall afford to the officers, employees, accountants, counsel and other representatives of EAI access during normal business hours during the period prior to the Effective Time to all of VSA's books and records, properties and contracts, and, during such period, VSA shall make available to EAI all information concerning its business, assets and personnel as EAI may reasonably request.

     6.3. Stockholders' Approval. VSA shall call a meeting of its stockholders for the purpose of voting upon the adoption of this Agreement and the Merger, which meeting shall be held as soon as reasonably practicable after the S-4 is declared effective by the SEC.

     6.4. NNM Listing. EAI shall cause the shares of EAI Common Stock to be issued in the Merger to be approved for listing on the NNM, subject to official notice of issuance, prior to the Effective Time.

     6.5. Affiliates. Prior to the Effective Time, VSA shall obtain from each of the stockholders listed in Section 6.5 of the Disclosure Schedule as being "affiliates" of VSA a written agreement substantially in the form attached as Exhibit A (the "Affiliate Letter").

     6.6. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary or advisable action.

     6.7. Advice of Changes. EAI and VSA shall promptly advise each other of any change or event which is likely to have a Material Adverse Effect on each other or which EAI or VSA believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

     6.8. Takeover Proposals. (a) VSA agrees that from and after its execution of this Agreement through the Effective Time, it shall not and it shall use its reasonable best efforts to cause the directors, officers, employees and stockholders, and all investment bankers, attorneys or other advisors or representatives retained by VSA not to, (i) solicit or encourage the submission of any Takeover Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any third party any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, a Takeover Proposal,
(iii) make or authorize any statement or recommendation in support of any Takeover Proposal, or (iv) enter into any agreement with respect to any Takeover Proposal.

     (b) Notwithstanding the foregoing paragraph (a), nothing contained in this
Section 6.8 shall prohibit the Board of Directors, executive officers or stockholders of VSA, or the investment bankers, attorneys, or other advisors or representatives retained by VSA from participating in any discussions or negotiations with, or furnishing any information to, any third party that makes a Takeover Proposal if all of the following events shall have occurred: (i) EAI has been notified in writing of such Takeover Proposal within 24 hours of VSA's receipt thereof, including the identity of the party making the Takeover Proposal and the specific terms and conditions thereof, and has been given copies of such Takeover Proposal; (ii) such third party has made a written Takeover Proposal to the Board of Directors of VSA, which Takeover Proposal identifies a price or range of values to be paid and based on the advice of VSA's investment bankers, the Board of Directors of VSA has determined that such Takeover Proposal is financially more favorable to the stockholders of VSA than the terms of the Merger; (iii) VSA's Board of Directors has determined, based on the advice of VSA's investment bankers, that such third party is financially capable of consummating the transactions specified in the Takeover Proposal; and
(iv) the Board of Directors of VSA has determined, after consultation with its outside legal counsel, that its fiduciary duties require it to furnish information to and negotiate with such third party. Notwithstanding the foregoing, VSA shall not provide any non-public information to such third party unless (x) prior to the date thereof VSA has provided such information to EAI;
(y) VSA has notified EAI in advance of any such proposed disclosure of non-public information and has provided EAI with a description of the information VSA intends to disclose; and (z) VSA provides such non-public information pursuant to a nondisclosure agreement in a form satisfactory to EAI.

     (c) In addition to the foregoing requirements, VSA shall not accept or enter into any agreement concerning a Takeover Proposal until at least 48 hours after EAI's receipt of a copy of such Takeover Proposal. Upon compliance with the requirements in the foregoing paragraph (b) and this paragraph (c), VSA shall be entitled to terminate this Agreement in accordance with the provisions of Section 8.1(d).

     (d) For purposes of this Agreement, "Takeover Proposal" means any proposal or offer for a merger, consolidation or other business combination involving VSA or any proposal or offer to acquire a material equity interest in, or a substantial portion of the assets of, VSA other than by EAI as contemplated by this Agreement.

     (e) VSA shall be entitled to furnish a copy of this Section 6.8 to any third party who expresses an interest in making a Takeover Proposal after the execution of this Agreement.

     6.9. Tax Matters.  VSA and EAI agree as follows:

     (a) VSA and EAI will not, and VSA and EAI will use its best efforts to cause its stockholders not to file any tax return, make any disclosure or otherwise take any position or any action that is inconsistent with the Merger qualifying as a reorganization under Section 368(a)(1)(A) of the Code or would alone or in conjunction with any other action cause the Merger to not qualify as a reorganization under Section 368(a)(1)(A) of the Code. VSA and EAI will, and VSA will use its best efforts to cause its stockholders to, file all Returns and take such other actions as may be required for the Merger to qualify as a reorganization under Section 368(a)(1)(A) of the Code and to comply with the regulations under
Section 368 of the Code as they apply to the Merger.

     (b) EAI will use its reasonable best efforts to cause the historic business of VSA to be continued or will use its reasonable best efforts to cause a significant portion of the historic business assets of VSA to be used in a trade or business, in a manner sufficient to comply with the continuity of business enterprise requirements set forth in Treasury Regulation 1.368-1(d) under
Section 368 of the Code.

     6.10. ESOP Committee. The Company shall use its reasonable best efforts to cause Committee that administers the ESOP to take all necessary steps to comply with the provisions of Section 9.6 of the ESOP concerning the exercise of stockholder rights by ESOP participants and the ESOP Trustee, and to perfect any dissenters rights pursuant to the MBCA with respect to any shares of VSA Stock owned by the ESOP Trustee which are not being exchanged pursuant to Section 2.5.

     6.11. Termination of ESOP. As soon as practicable after the Effective time, the Surviving Corporation shall, at its own expense, cause the termination of the ESOP in accordance with the Code and ERISA, and the distribution of participants' interests in the ESOP.

     6.12. Tax Matters. VSA will use its best efforts to provide EAI with information as to the adjusted tax basis of its stockholders in their VSA Stock.

     6.13. Intellectual Property Assignment. Effective as of the Effective Time, VSA and Stockholder shall assign (without the payment of additional consideration) all of their respective right title and interest in and to all Intellectual Property to the Surviving Company or its designee in a form satisfactory to EAI (the "Intellectual Property Assignment").

     6.14. Employment Agreement. At the Closing, VSA or EAI shall enter into an employment agreement with Mark E. Craig substantially in the form attached hereto as Exhibit B (the "Employment Agreement").

     6.15. Form 8-K. EAI shall use its reasonable best efforts to file a current report on Form 8-K with the SEC with respect to the combined financial results of EAI and VSA for the thirty-day period following Closing, which filing shall be effected as soon as reasonably practicable following the end of such thirty-day period.

     6.16. Indemnification. EAI and VSA shall, from and after the Effective Time, indemnify, defend and hold harmless each person who is now or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of VSA or any subsidiary of VSA (the "VSA Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement of, with the approval of the indemnifying party (which approval shall not be unreasonably withheld) or otherwise in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was a director or officer of VSA or any subsidiary of VSA at or prior to the Effective Time, whether asserted or claimed prior to or at or after the Effective Time ("VSA Indemnified Liabilities"), including all VSA Indemnified Liabilities based on, or arising out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent a corporation is permitted under applicable law to indemnify its own directors or officers, as the case may be (and EAI and VSA will pay expenses in advance of the final disposition of any such action or proceeding to each VSA Indemnified Party to the full extent permitted by law). The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of EAI and VSA.

                                  ARTICLE VII.

                              CONDITIONS PRECEDENT

     7.1. Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) APPROVALS AND CONSENTS. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

     (b) S-4. The S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC.

     (c) NNM LISTING. The shares of EAI Common Stock which shall be issued to the stockholders of VSA upon consummation of the Merger shall have been authorized for listing on the NNM, subject to official notice of issuance.

     (d) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No order, injunction or decree issued by any Governmental Authority or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits, materially restricts or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

     (e) VSA STOCKHOLDER APPROVAL. This Agreement and the transactions contemplated hereby shall have been approved by the requisite holders of the issued and outstanding shares of VSA Stock.

     7.2. Conditions to Obligations of EAI and Sub. The obligation of EAI and Sub to effect the Merger is also subject to the satisfaction or waiver by EAI at or prior to the Effective Time of the following conditions:

     (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of VSA set forth in this Agreement that are qualified with reference to a Material Adverse Effect shall be true and correct, and the representations and warranties of VSA that are not so qualified shall be true and correct, except where the failure to be true and correct would not have a Material Adverse Effect on VSA, in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. EAI shall have received a certificate signed on behalf of VSA by the Chief Executive Officer or President, to the foregoing effect.

     (b) PERFORMANCE OF OBLIGATIONS OF VSA. VSA shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, except to the extent that the failure to so perform would not have a Material Adverse Effect on VSA, and EAI shall have received a certificate signed on behalf of VSA by the Chief Executive Officer and President to such effect.

     (c) DISSENTERS RIGHTS. Holders of not more than ten percent (10%) of the outstanding VSA Stock shall have validly exercised their "dissenters rights" pursuant to the MBCA.

     (d) AFFILIATES AGREEMENTS. EAI shall have received executed Affiliate Letters from each stockholder of VSA listed in Section 6.5 of the Disclosure Schedule as an "affiliate" of VSA.

     (e) PROPRIETARY INFORMATION AGREEMENTS. VSA shall have in its personnel files an executed copy of VSA's proprietary information agreement (substantially in the form included in the Disclosure Schedule) from each employee of VSA.

     (f) EMPLOYMENT AGREEMENT. Mark E. Craig shall have executed and delivered to EAI an employment agreement substantially in the form attached as Exhibit B.

     (g) LEGAL OPINION; CLOSING CERTIFICATES. EAI shall have received from legal counsel to VSA an opinion substantially in the form attached as Exhibit C, together with such customary closing documents and certificates as EAI or its counsel shall reasonably request.

     (h) ESOP OPINION. EAI shall have received from legal counsel to the ESOP an Opinion substantially in the form attached hereto as Exhibit D.

     (i) INTELLECTUAL PROPERTY ASSIGNMENT. EAI shall have received the executed Intellectual Property Assignment.

     (j) MATERIAL ADVERSE CHANGE. There shall not have occurred any change which would constitute a Material Adverse Effect on VSA and its subsidiaries, taken as a whole.

     (k) REPAYMENT OF INDEBTEDNESS. VSA shall have received payment in full of all amounts owed to it by Mark E. Craig or any entity controlled by him or any of his immediate family members.

     7.3. Conditions to Obligations of VSA. The obligation of VSA to effect the Merger is also subject to the satisfaction or waiver by VSA at or prior to the Effective Time of the following conditions:

     (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of EAI set forth in this Agreement that are qualified with a reference to Material Adverse Effect shall be true and correct, and the representations and warranties of EAI that are not so qualified shall be true and correct, except where the failure to be true and correct would not have a Material Adverse Effect on EAI, in each case, as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. VSA shall have received a certificate signed on behalf of EAI by the Chief Executive Officer or the Chief Financial Officer of EAI to the foregoing effect.

     (b) PERFORMANCE OF OBLIGATIONS OF EAI. EAI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, except to the extent that the failure to so perform would not have a Material Adverse Effect on EAI, and VSA shall have received a certificate signed on behalf of EAI by the Chief Executive Officer or the Chief Financial Officer of EAI to such effect.

     (c) LEGAL OPINION; CLOSING CERTIFICATES. VSA shall have received from Jamie A. Wade, General Counsel of EAI, an opinion substantially in the form attached as Exhibit E together with such customary closing documents and certificates as VSA or its counsel shall reasonably request.

     (d) RELEASE OF GUARANTEE. Mark E. Craig shall have received (i) a release of all guarantees by him of any obligations of VSA, and (ii) payment in full of all amounts owed to him by VSA other than salary payable in the ordinary course of business on regular payroll dates.

     (e) EMPLOYMENT AGREEMENT. VSA or EAI shall have executed and delivered to Mark E. Craig the Employment Agreement.

     (f) MATERIAL ADVERSE CHANGE. There shall not have occurred any change which would constitute a Material Adverse Effect on EAI and its subsidiaries, taken as a whole.

                                 ARTICLE VIII.

             TERMINATION AND AMENDMENT TERMINATION AND AMENDMENT 1

     8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of VSA:

     (a) by mutual consent of VSA and EAI in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

     (b) by either the Board of Directors of VSA or the Board of Directors of EAI if any Governmental Authority which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable, or any Governmental Authority of competent jurisdiction shall have issued an order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order has become final and non-appealable;

     (c) by either the Board of Directors of VSA or the Board of Directors of EAI (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if (x) there shall have been a breach of any of the representations or warranties or any of the covenants or agreements set forth in this Agreement on the part of the other party which has resulted in a Material Adverse Effect on such other party, which breach is not cured within 60 days following written notice to the party committing such breach, (y) the Closing shall not have occurred on or before November 30, 1998; provided, however, that neither Board of Directors shall be entitled to terminate the Agreement pursuant to this clause (y) if the reason the Closing has not occurred by such date is because any Governmental Authority which must grant a Requisite Regulatory Approval has failed to act, the VSA stockholder meeting shall not have occurred in accordance with the requirements of the MBCA or some similar event beyond the control of both parties shall not have occurred by such date, or (z) the Closing shall not have occurred on or before December 31, 1998; or

     (d) by the Board of Directors of VSA (after consulting with its legal counsel), if such action is required for the Board of Directors to comply with its fiduciary duties to VSA and its stockholders as contemplated in Section 6.8 hereof; provided, however, if such action is taken by VSA, then (i) within 2 days of such termination VSA shall reimburse EAI for its out-of-pocket expenses (in an amount not to exceed $100,000) incurred in connection with the transactions contemplated by this Agreement; and (ii) if VSA shall consummate any transaction pursuant to a Takeover Proposal (x) within 12 months following the date of this Agreement, or (y) pursuant to a definitive agreement executed by VSA during such 12-month period, VSA shall also promptly pay to EAI $1,300,000 upon the occurrence of such transaction; provided, however, if the VSA stockholder meeting shall have occurred and the VSA stockholders shall have voted with respect to approval of the Merger and the requisite vote necessary to approve the Merger shall not have been received, then this Agreement shall automatically be terminated as of the date of such VSA stockholder meeting without further action of any of the parties hereto and within 2 days of such termination VSA pay to EAI $1,300,000 and shall reimburse EAI for its out-of-pocket expenses (in an amount not to exceed $100,000) incurred in connection with the transactions contemplated by this Agreement.

     8.2. Effect of Termination. In the event of termination of this Agreement by either VSA or EAI as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of VSA or EAI or any of their directors or officers shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 8.1(d) and 9.1, the final proviso clause of Section 8.1 and this Section 8.2 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither VSA nor EAI shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

     8.3. Amendment; Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) amend any term or provision of this Agreement, (ii) extend the time for the performance of any of the obligations or other acts of the parties hereto, (iii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iv) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of VSA, there may not be, without further approval of such stockholders, any amendment, extension or waiver of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the holders of VSA Stock hereunder other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such amendment, extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such amendment, extension or waiver or failure to insist on strict compliance with any obligation, covenant, agreement or condition in this Agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                  ARTICLE IX.

                                INDEMNIFICATION

     9.1. Indemnification by Stockholder.  Subject to Section 9.6 hereof, Mark
E. Craig (the "Stockholder") shall indemnify EAI, and its affiliates (including after the Closing, the Surviving Corporation), and their respective stockholders, officers, directors, employees and agents, from and against, and will pay them the amount of, any and all losses, costs, claims, liabilities, damages (including incidental and consequential damages), penalties and expenses (including attorneys' and auditor fees and the costs of investigation and defense) (collectively, the "Losses"), incurred or suffered by EAI or its affiliates relating to or arising out of or in connection with any of the following:

     (a) any breach of or any inaccuracy in any representation or warranty made by VSA as of the date hereof or as the Closing Date in respect to Sections 3.2, 3.7, 3.9, 3.10, 3.11, 3.12 or 3.19 or any matter disclosed on the portion of the Disclosure Schedule pertaining to such Sections; or

     (b) any breach of or failure by VSA to perform any of its covenants or obligations set out or contemplated in this Agreement or any document delivered at or in connection with the Closing.

     9.2. Claims. As soon as is reasonably practicable after becoming aware of a claim for indemnification under this Agreement, EAI shall promptly give notice to the indemnifying person ("Indemnifying Person") of such claim and the amount EAI will be entitled to receive hereunder from the Indemnifying Person. If the Indemnifying Person does not object in writing to such indemnification claim within 30 days of receiving notice thereof, EAI shall be entitled to recover, on the 31st day after such notice was given, from the Indemnifying Person the amount of such claim, and no later objection by the Indemnifying Person shall be permitted; if the Indemnifying Person agrees that he has an indemnification obligation but objects that he is obligated to pay only a lesser amount, EAI shall nevertheless be entitled to recover, on the 31st day after such notice was given, from the Indemnifying Person the lesser amount, without prejudice to EAI's claim for the difference.

     9.3. Notice of Third-Party; Assumption of Defense. EAI shall give notice as promptly as is reasonably practicable to the Indemnifying Person of the assertion of any claim, or the commencement of any suit, action or proceeding, by any Person not a party hereto in respect of which indemnity may be sought under this Agreement. The Indemnifying Person may, at his own expense, (a) participate in the defense of any claim, suit, action or proceeding; and (b) upon notice to EAI and Indemnifying Person's delivering to EAI a written agreement that EAI is entitled to indemnification for all Losses arising out of such claim, suit, action or proceeding and that the Indemnifying Person shall be liable for the entire amount of any Loss, at any time during the course of any such a claim, suit, action or proceeding, assume the defense thereof; provided, however, that (i) the Indemnifying Person's counsel is reasonably satisfactory to EAI, and (ii) the Indemnifying Person shall thereafter consult with EAI upon EAI's reasonable request for such consultation from time to time with respect to such claim, suit, action or proceeding. If the Indemnifying Person assumes such defense, EAI shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person. If, however, EAI reasonably determines in its judgment that representation by the Indemnifying Person's counsel of both the Indemnifying Person and EAI would present such counsel with a conflict of interest, then EAI may employ separate counsel to represent or defend it in any such claim, action, suit or proceeding and the Indemnifying Person shall pay the fees and disbursements of such separate counsel. Whether or not the Indemnifying Person chooses to defend or prosecute any such claim, suit, action or proceeding, all of the parties hereto shall cooperate in the defense or prosecution thereof.

     9.4. Settlement or Compromise. Any settlement or compromise made or caused to be made by EAI or the Indemnifying Person, as the case may be, of any claim, suit, action or proceeding shall also be binding upon the Indemnifying Person or EAI, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, however, that no obligation, restriction or Loss shall be imposed on EAI as a result of such settlement without its prior written consent. EAI will give the Indemnifying Person at least 30 days' notice of any proposed settlement or compromise of any claim, suit, action or proceeding it is defending, during which time the Indemnifying Person may reject such proposed settlement or compromise, provided, however, that from and after such rejection, the Indemnifying Person shall be obligated to assume the defense of and full and complete liability and responsibility for such claim, suit, action or proceeding and any and all Losses in connection therewith in excess of the amount of unindemnifiable Losses which EAI would have been obligated to pay under the proposed settlement or compromise.

     9.5. Failure of Indemnifying Person to Act. In the event that the Indemnifying Person does not elect to assume the defense of any claim, suit, action or proceeding, then any failure of EAI to defend or to participate in the defense of any such claim, suit, action or proceeding or to cause the same to be done, shall not relieve the Indemnifying Person of his obligations hereunder.

     9.6. Limitations on Stockholders Indemnity. Notwithstanding anything to the contrary contained in this Agreement:

     (a) In order for EAI and its affiliates (including after Closing the Surviving Corporation), and their respective, stockholders, officers, directors, employees and agents, to make a claim against Stockholder for indemnification pursuant to this Article IX, each such indemnifiable claim must exceed a minimum threshold of $10,000 (a "Covered Claim");

     (b) The Stockholder shall not be liable for any Covered Claim under this
Article IX unless and until the aggregate amount of the Covered Claims shall exceed $300,000, in which event the Stockholder shall only be liable for the aggregate amount of all Covered Claims in excess of $300,000, subject, however to the other limitations set forth herein; and

     (c) In no event shall the aggregate liability of Stockholder under this Agreement exceed $3,000,000.

                                   ARTICLE X.

                               GENERAL PROVISIONS

     10.1. Expenses. Except as set forth in Article IX, Section 8.1(e) or the final proviso clause of Section 8.1, all costs and expenses incurred by EAI or Sub in connection with this Agreement and the transactions contemplated hereby shall be by paid EAI, and all costs and expenses incurred by VSA (and/or Stockholder in connection with this Agreement and the transactions contemplated hereby shall be paid by VSA.

     10.2. Notices. All notices and other required communications hereunder shall be in writing and shall be deemed given: if delivered personally, when so delivered; if telecopied, on the date telecopied (provided there is written confirmation of receipt and a confirming notice or communication is delivered in the manner set forth herein); if mailed by registered or certified mail (postage prepaid and return receipt requested), on the date five days after deposit in the mail; or if delivered by overnight courier (with written confirmation of delivery to such courier), on the next business after such delivery, in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to EAI, to:

       Engineering Animation, Inc.
       2321 North Loop Drive
       Ames, Iowa 50010
       Attention: Jamie A. Wade
       Vice President of Administration, General Counsel and Secretary
       Fax: (515) 296-6941
       with a copy to:

       Gardner, Carton & Douglas
       321 North Clark Street, Suite 3400
       Chicago, Illinois 60610
       Attention: Nancy M. Borders
       Fax: (312) 644-3381
and

     (b) if to VSA or Stockholder, to:

        Variation Systems Analysis, Inc.
        300 Maple Park Boulevard
        St. Clair Shores, MI 48081-3771
        Attention: Mark E. Craig
        Fax: 810-778-6470

        with a copy to:

        Timmis & Inman L.L.P.
        300 Talon Centre
        Detroit, MI 48207
        Attention: Henry J. Brennan, Esq.
        Fax: (313) 396-4229

     10.3. Interpretation. When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section of or Schedule or Exhibit to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No provision of this Agreement shall be construed to require EAI, Sub, VSA or any of their respective affiliates to take any action which would violate any applicable law, rule or regulation.

     10.4. Counterparts; Facsimile. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement. The Agreement may be executed and delivered by facsimile transmission, and a facsimile of this Agreement or of a signature of a party shall be as effective as an original.

     10.5. Entire Agreement. This Agreement (including the Disclosure Schedule, Exhibits, documents and instruments referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. Disclosure of any matter in the Disclosure Schedule for purposes of any Section of this Agreement shall constitute disclosure of such matter for purposes of all Sections within such Article for purposes of this Agreement.

     10.6. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Michigan, without regard to any applicable conflicts of law which would result in the application of any other law.

     10.7. Survival. All representations, warranties, covenants and agreements contained in this Agreement, or in any Schedule, certificate, document or statement delivered pursuant hereto, shall survive the Closing for a period of two (2) years, except for the representations and warranties contained in
Section 3.7, which shall expire at the Effective Time.

     10.8. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     10.9. Publicity. Except as otherwise required by applicable law or the rules of the NNM, neither VSA nor EAI shall, or shall permit any of their respective affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent of the other party, which consent shall not be unreasonably withheld.

     10.10. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. This Agreement (including the Disclosure Schedule, Exhibits, documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, other than in respect to the parties entitled to indemnification pursuant to Article IX.

     10.11. Knowledge and Awareness. As used in this Agreement, "knowledge" or "awareness" of VSA means the actual knowledge or awareness of Mark E. Craig.

     10.12. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumptions or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any Federal, state, county, local or foreign law or statute shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

     10.13. Pooling of Interests Accounting; Tax Free Reorganization. In the event that either EAI or VSA becomes aware of any provisions of this Agreement which would prevent the Merger from being accounted for as a pooling of interests or qualifying as a reorganization within the meaning of Section 368 of the Code, such parties shall negotiate in good faith with a view toward amending this Agreement in a manner which would permit the Merger to be accounted for as a pooling of interests or qualified as such a reorganization, as applicable.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, EAI, Sub and VSA have caused this AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER to be executed by their respective officers thereunto duly authorized as of the date first above written.

ENGINEERING ANIMATION, INC                   EAI VICTORY, INC.
By: /s/ JAMIE A. WADE                        By: /s/ JAMIE A. WADE
    ------------------------------               ----------------------
Name: Jamie A. Wade                          Name: Jamie A. Wade
      ----------------------------                 --------------------
Title: Vice President                        Title: Vice President
       ---------------------------                  -------------------


VARIATION SYSTEMS ANALYSIS, INC.

By: /s/ MARK E. CRAIG
    ------------------------------
    Mark E. Craig
    President and Chief Executive
    Officer

AGREED TO WITH RESPECT TO
SECTION 6.12 AND ARTICLE IX AS OF
THE DATE FIRST ABOVE WRITTEN

    /s/ MARK E. CRAIG
    ------------------------------
    Mark E. Craig, individually as
    the Stockholder